1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 22, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Alberto Zapata

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-288293)

Dear Mr. Zapata:

Thank you for your comments provided telephonically on July 17, 2025 regarding the Trust’s registration statement on Form N-14 relating to Eaton Vance Income Opportunities ETF (the “Acquiring Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2025 (the “Registration Statement”), in connection with the transfer of substantially all of the assets of Morgan Stanley Income Opportunities Fund (formerly, Morgan Stanley Global Fixed Income Opportunities Fund) (the “Acquired Fund”) to the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the stated liabilities of the Acquired Fund and shares of the Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund (except as noted in the Registration Statement) followed immediately by the distribution by the Acquired Fund to its shareholders of the portion of shares of the Acquiring Fund to which the shareholder is entitled in complete liquidation of the Acquired Fund (such transaction, the “Reorganization”), subject to approval by shareholders of the Acquired Fund. The Acquired Fund and Acquiring Fund are referred to herein together as the “Funds.”

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registration Statement on its behalf. Below, we describe the changes made to the Registration Statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about July 24, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment 1.          With respect to the answers to the questions “Who will bear the costs associated with the Reorganization?” in the “Summary” section of the combined Proxy Statement and Prospectus and “Who will pay the expenses of the Reorganization?” in the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus, the cost of the proxy solicitation is listed as $0. Please confirm as the Staff notes that other sections of the combined Proxy Statement and Prospectus suggest that a proxy solicitation firm may be engaged by the Trust.

Response 1.     The Trust so confirms.

Comment 2.          In the “Comparison of the Funds’ Principal Risks” section of the combined Proxy Statement and Prospectus, please revise the disclosure to include narrative descriptions of the Acquiring Fund’s principal risks.

Response 2.     The disclosure will be revised accordingly.

Comment 3.          Please relocate the information provided in Appendix D relating to the Funds’ existing and pro forma capitalization to the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus pursuant to Item 4(b) of Form N-14.

Response 3.    The Trust believes that the current location and presentation of this information is consistent with the requirements of Form N-14 and respectfully declines to relocate the information. However, the Trust will add disclosure to the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus stating that information regarding the Funds’ existing and pro forma capital structures can be found in Appendix D.

Comment 4.          In the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus, please include disclosure regarding any material interest, direct or indirect, by security holdings or otherwise, of any affiliated person of the Trust in the Reorganization pursuant to Item 8(a) of Form N-14.

Response 4.     The Trust notes that discussion of any material interest of any affiliated person of the Trust in the Reorganization, if any, will be included in Appendix E. The Trust believes that including this disclosure in Appendix E is consistent with the requirements of Form N-14 and respectfully declines to relocate the disclosure. However, the Trust will add disclosure to the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus stating that discussion regarding any material interest of any affiliated person of the Trust in the Reorganization, if any, can be found in Appendix E.

Comment 5.          With respect to the answer to the question “How will the Reorganization be implemented?” in the “Information about the Reorganization” section of the combined Proxy Statement and Prospectus, please revise the disclosure to reference the actual date of the closing.

Response 5.     The disclosure will be revised accordingly.

Comment 6.          With respect to the signatories of the Registration Statement, please confirm that the Trust’s Principal Financial Officer is also the Principal Accounting Officer or Comptroller of the Trust. The Staff notes that the Registration Statement must be signed by the Trust’s Chief Accounting Officer or Comptroller pursuant to Section 6 of the Securities Act of 1933, as amended.

Response 6.     The Trust so confirms.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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